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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

NEW VALLEY CORPORATION

(Name of Issuer)

Common Shares, $.01 Par Value

(Title of Class of Securities)

649080-50-4

(CUSIP Number)

Marc N. Bell
Vice President and General Counsel
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Vector Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

SCHEDULE 13D

CUSIP No. 649080-50-4

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): CO; HC

SCHEDULE 13D

CUSIP No. 649080-50-4

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,849,118

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP NOS. 649080-50-5
     PRELIMINARY STATEMENT:
     This Amendment No. 19 relates to the common shares, par value $.01 per share (the “Common Shares”), of New Valley Corporation, a Delaware corporation (“New Valley”). This Amendment amends and restates in its entirety the Schedules 13D filed jointly by certain of the Reporting Persons (as defined below) with the Securities and Exchange Commission on January 11, 1988, as previously amended by Amendments No. 1-18 thereto, and on June 26, 1995, as previously amended by Amendment No. 1 thereto (as amended, this “Schedule 13D”).
     Item 1. SECURITY AND ISSUER
     This Schedule 13D relates to the Common Shares of New Valley, which has its principal executive offices at 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131, (305) 579-8000.
     Item 2. IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by Vector Group Ltd. (formerly known as Brooke Group Ltd.), a Delaware corporation (“VGR”), VGR Holding Inc. (formerly known as BGLS Inc.), a Delaware corporation and wholly-owned subsidiary of VGR (“VGR Holding”), and Bennett S. LeBow, the beneficial owner of approximately 33.6% of the common stock of VGR (individually, a “Reporting Person” and, collectively, the “Reporting Persons”) who collectively may be deemed to be a group beneficially owning approximately 57.7% of the outstanding Common Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.
     (b),(c) VGR is a publicly held corporation with shares of its common stock listed on the New York Stock Exchange under the symbol “VGR”. VGR Holding is a holding company for a number of businesses and is principally engaged, through its subsidiaries, in the manufacture and sale of cigarettes in the United States, and holds a direct equity interest in New Valley. Mr. LeBow is the Chairman of the Board and Chief Executive Officer of VGR, Chairman of the Board and Chief Executive Officer of VGR Holding, and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with VGR’s other subsidiary companies. A list of the directors and executive officers of each of VGR and VGR Holding is attached hereto as Exhibit A. The principal business and principal office address of each of VGR and VGR Holding and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131.
     (d),(e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Exhibit A hereto, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons referred to in Exhibit A hereto is a citizen of the United States.
     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          See Item 4 herein.

SCHEDULE 13D
CUSIP NOS. 649080-50-4
     Item 4. PURPOSE OF TRANSACTION
          On September 27, 2005, VGR submitted a letter to the Board of Directors of New Valley setting forth VGR’s proposal to acquire all of the outstanding Common Shares not currently beneficially owned by the Reporting Persons in exchange for 0.461 shares of VGR common stock, subject to customary conditions. A copy of VGR’s proposal is attached hereto as Exhibit C and the press release announcing the proposal is attached hereto as Exhibit D, each of which is incorporated herein by reference. The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to such letter and press release.
          If the Reporting Persons collectively hold at least 90% of the outstanding Common Shares following completion of the exchange offer, in compliance with Delaware law, they plan to effect a “short-form” merger of New Valley with a VGR subsidiary. If the proposed transaction is completed, New Valley will become a wholly-owned subsidiary of VGR.
          Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is reserved).
     Item 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning in the aggregate 12,849,118 Common Shares, which constituted approximately 57.7% of the 22,260,607 Common Shares outstanding as of the date hereof (based on 23,332,036 Common Shares outstanding as reported in New Valley’s Form 10-Q for the quarter ended June 30, 2005, filed August 9, 2005, less 1,071,429 restricted Common Shares no longer outstanding after being renounced and waived by Howard M. Lorber, as reflected in the Schedule 13D amendment filed by Mr. Lorber on September 28, 2005).

Howard M. Lorber, a person named in Exhibit A hereto, beneficially owns 963,941 Common Shares, or approximately 4.3% of the outstanding Common Shares. This includes 778,608 Common Shares held directly by Mr. Lorber, 120,000 Common Shares held by Lorber Alpha II Partnership, a Nevada limited partnership, and 65,333 Common Shares subject to currently exercisable employee stock options. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc. Henry C. Beinstein, a person named in Exhibit A hereto, beneficially owns 41,499 Common Shares, or approximately one-tenth of 1% of the outstanding Common Shares. This includes 833 Common Shares beneficially owned by Mr. Beinstein’s spouse, as to which he disclaims beneficial ownership, and 30,000 Common Shares issuable upon exercise of currently exercisable options.

Except as described in this subparagraph (a), neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Exhibit A hereto, beneficially owns any Common Shares.

(b)	VGR Holding exercises sole voting power and sole dispositive power over 12,849,118 Common Shares (the “VGR Holding Shares”). Under the definition of “beneficial ownership” in Rule 13d-3 promulgated under the Act (“Rule 13d-3”), each of the other Reporting Persons may be deemed to beneficially own the VGR Holding Shares since Mr. LeBow beneficially owns a controlling interest in VGR, which in turn owns 100% of the capital stock of VGR Holding. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than VGR Holding is the beneficial owner of the VGR Holding Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. Under such definition

SCHEDULE 13D
CUSIP NOS. 649080-50-4
of “beneficial ownership”, it is also possible that members of the Board of Directors of VGR Holding, in their capacities as such, might be deemed to be beneficial owners of the VGR Holding Shares, and share the voting and dispositive powers with regard to such shares. The disclosure of this information shall not be construed as an admission that the directors of VGR Holding are beneficial owners of the VGR Holding Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Howard M. Lorber, a person named in Exhibit A hereto, exercises sole voting power and sole dispositive power over (i) 778,608 Common Shares held directly by Mr. Lorber, (ii) 120,000 Common Shares held by Lorber Alpha II Partnership, and (iii) 65,333 Common Shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Henry C. Beinstein, a person named in Exhibit A hereto, may be deemed to have sole voting power and sole dispositive power over the 41,499 Common Shares beneficially owned by him, including 30,000 Common Shares issuable upon exercise of currently exercisable options.

(c)	On September 23, 2005, New Valley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of VGR Holding (“NV Holdings”), which, at the time, owned 12,763,516 Common Shares, merged into VGR Holding, with VGR Holding being the surviving company. Except as described in this paragraph (c), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit A hereto, has effected any transactions in the Common Shares during the past 60 days.

(d)	See Item 6 herein.

(e)	Not applicable.
     Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                   OF THE ISSUER
     On June 14, 2004, 1,260,349 warrants to purchase Common Shares (“Warrants”) beneficially owned by VGR Holding and 1,809,314 Warrants beneficially owned by NV Holdings expired without being exercised.
     In November 2004, VGR Holding retired the remaining $63 million of its 10% Senior Secured Notes due March 31, 2006 (the “Notes”). The Notes had been secured by a pledge by VGR Holding and NV Holdings of each such entity’s now owned or hereafter acquired equity securities in New Valley, together with all dividends and distributions thereon and proceeds thereof. The pledge was terminated upon the final retirement of the Notes.
     On September 27, 2005, Howard M. Lorber renounced and waived his rights to 1,071,429 restricted Common Shares which had been granted to him by New Valley on January 10, 2005 pursuant to New Valley’s 2000 Long-Term Incentive Plan.
     Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Executive Officers and Directors of Vector Group Ltd. and VGR Holding Inc.

Exhibit B:	Joint Filing Agreement among the Reporting Persons.

Exhibit C:	Letter from VGR to the New Valley Board, dated September 27, 2005.

Exhibit D:	Press release of VGR dated September 27, 2005.

SCHEDULE 13D
CUSIP NOS. 649080-50-4
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 28, 2005

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

BENNETT S. LEBOW
By:	Vector Group Ltd.

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

SCHEDULE 13D
CUSIP NOS. 649080-50-4
EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS:
Vector Group Ltd.:

Name:	Present Principal Occupation or Employment; Business Address:

Bennett S. LeBow	Chairman of the Board and Chief Executive Officer

Howard M. Lorber	President, Chief Operating Officer and Director

Richard J. Lampen	Executive Vice President

Joselynn D. Van Siclen	Vice President, Chief Financial Officer and Treasurer

Marc N. Bell	Vice President, Secretary and General Counsel

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the
Americas, New York, NY 10022

Ronald J. Bernstein	Director; President and Chief Executive Officer, Liggett Group Inc.
and Liggett Vector Brands Inc., One Park Drive, Research Triangle
Park, NC 27709

Robert J. Eide	Director; Chairman and Treasurer, Aegis Capital Corp. (a registered broker dealer), 810 Seventh Avenue, New York, NY 10019

Jeffrey S. Podell	Director; Chairman of the Board and President, Newsote, Inc. (a
privately-held holding company), 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; Private Investor, 15 Silo Ridge Road, North Salem, NY 10560

VGR Holding Inc.:

Name:	Present Principal Occupation or Employment; Business Address:

Bennett S. LeBow	Chairman of the Board and Chief Executive Officer

Howard M. Lorber	President, Chief Operating Officer and Director

Richard J. Lampen	Executive Vice President

Joselynn D. Van Siclen	Vice President, Treasurer and Chief Financial Officer

Marc N. Bell	Vice President, Secretary and General Counsel

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the
Americas, New York, NY 10022

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SCHEDULE 13D
CUSIP NOS. 649080-50-4

Ronald J. Bernstein	Director; President and Chief Executive Officer, Liggett Group Inc. and Liggett Vector Brands Inc., One Park Drive, Research Triangle Park, NC 27709

Robert J. Eide	Director; Chairman and Treasurer, Aegis Capital Corp., 810 Seventh Avenue, New York, NY 10019

Jeffrey S. Podell	Director; Chairman of the Board and President, Newsote, Inc., 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; Private Investor, 15 Silo Ridge Road, North Salem, NY 10560

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SCHEDULE 13D
CUSIP NOS. 649080-50-4
EXHIBIT B
JOINT FILING AGREEMENT
     VGR Holding Inc., Vector Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Shares, $.01 par value per share, of New Valley Corporation are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date: September 28, 2005	VGR HOLDING INC.
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

VECTOR GROUP LTD.
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Executive Vice President

/s/ Bennett S. LeBow
Bennett S. LeBow

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SCHEDULE 13D
CUSIP NOS. 649080-50-4
EXHIBIT C
[VECTOR GROUP LTD. LETTERHEAD]
September 27, 2005
The Board of Directors
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131
Gentlemen:
     It has become clear to us that the best interests of our respective stockholders will be served by Vector’s acquisition of the outstanding shares of New Valley that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating New Valley into the Vector family of operations, New Valley stockholders will be able to share in a greater scope of opportunities than are available to them as New Valley stockholders. New Valley shareholders will become owners of a company with solid cash flow and an attractive dividend yield. In addition, the transaction will provide New Valley stockholders with an immediate premium for their shares and a currency that has substantially greater liquidity than New Valley has been able to provide.
     As evidenced by Vector’s long history with New Valley, we are not interested in selling our shares in New Valley. Moreover, if the two companies are combined, we expect important cost savings will be realized and that the transaction would be immediately accretive to Vector’s cash earnings.
     Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of New Valley (other than VGR Holding Inc.) will be offered 0.461 shares of common stock of Vector for each outstanding share of New Valley common stock they own in a transaction designed to be tax-free. Based on the $19.54 closing price of Vector’s shares on September 26, 2005, our offer provides a value of approximately $9.00 per share of New Valley common stock and a 21% premium to the closing price of New Valley common stock on that date.
     Vector’s offer is being made directly to New Valley’s stockholders. We believe that it will be

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SCHEDULE 13D
CUSIP NOS. 649080-50-4
favorably received by them due to the substantial premium to New Valley’s market price, the attractiveness of Vector stock and the opportunity for greater liquidity. New Valley stockholders, through their ownership of Vector common stock, will continue to participate in New Valley’s business.
     Our offer will be conditioned on the tender of a sufficient number of shares of New Valley common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of New Valley common stock and other customary conditions. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a “short form” merger of New Valley with a subsidiary of Vector as soon as practicable thereafter. In this merger, the remaining New Valley public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.
     We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about October 12, 2005. Vector is not seeking, and as the offer is being made directly to New Valley’s stockholders, Delaware law does not require approval of the offer from New Valley’s Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of New Valley’s Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

Sincerely,
/s/ Bennett S. LeBow
Bennett S. LeBow
Chairman of the Board of Directors and Chief Executive Officer

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SCHEDULE 13D
CUSIP NOS. 649080-50-4
EXHIBIT D
FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687 – 8080
VECTOR GROUP ANNOUNCES OFFER TO ACQUIRE
OUTSTANDING STOCK OF NEW VALLEY CORPORATION

     MIAMI, FL, September 27, 2005 — Vector Group Ltd. (NYSE: VGR) today announced that its Board of Directors has approved plans to make an offer to the stockholders of New Valley Corporation (NASDAQ: NVAL) to acquire all of the outstanding shares of common stock of New Valley that Vector Group does not already own.
     New Valley stockholders will be offered 0.461 shares of Vector Group common stock, in an exchange designed to be tax-free, for each outstanding share of New Valley common stock they own. Vector Group would issue approximately 4.4 million shares to complete the transaction.
     Vector Group through a subsidiary currently owns approximately 57.7 percent of New Valley’s common stock. Based on the $19.54 closing price of Vector Group’s shares on September 26, 2005, the offer represents a value of approximately $9.00 per share of New Valley common stock and a 21 percent premium to the closing price of New Valley common stock on that date.
     Vector Group expects to file offering materials with the Securities and Exchange Commission and to commence its exchange offer on or about October 12, 2005. Vector Group’s offer will be subject to the condition that it holds at least 90 percent of the outstanding             shares of New Valley common stock at the completion of the exchange offer and other customary conditions.
     Following successful completion of the exchange offer, Vector Group will effect a short-form merger with New Valley in which New Valley shares held by the remaining public stockholders will be converted into the same consideration paid in the exchange offer, except for those stockholders who exercise appraisal rights.
About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.

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SCHEDULE 13D
CUSIP NOS. 649080-50-4
Additional Information and Where to Find It
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.
In connection with the proposed transaction, Vector expects to file an exchange offer prospectus (the “Prospectus”) and related materials and a proxy statement on Schedule 14A (the “Proxy Statement”) and related materials with the Securities and Exchange Commission (“SEC”). These materials will contain important information. The Proxy Statement will contain information identifying the participants as well as a description of the participants’ direct or indirect interests, by security holdings or otherwise. Investors and security holders are advised to carefully review the Prospectus and Proxy Statement and related materials when they become available.
Investors and security holders may obtain a free copy of the Prospectus, Proxy Statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of the Prospectus, the Proxy Statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000.
* * *
This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
# # #

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